FILED BY WELLCARE HEALTH PLANS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

Explanatory Note: The following are frequently asked questions and talking points shared with WellCare Health Plans, Inc. Associates, Medicaid Members, Medicare Members, Meridian Marketplace (Exchange) Members, PDP Members and Agents and brokers.

ALL ASSOCIATES FAQs

FREQUENTLY ASKED QUESTIONS

Why is WellCare being sold?

As we look at our market, it is increasingly clear that organizations flourish when they can provide more integrated, cost-effective, value-driven outcomes to members, providers and government partners. Like WellCare, Centene has dedicated many years to serving individuals and families who receive their healthcare through government-sponsored programs. By combining, we will create a company that will be able to provide better, fully integrated, high-quality services.

The combination of these two companies makes great strategic sense because it will give us a huge boost towards achieving our vision of becoming the leader in government-sponsored healthcare. Together, WellCare and Centene will create a diversified, nationwide competitor with enhanced scale and resources to provide fully integrated, high-quality, cost-effective services for our members, providers and government partners.

Centene’s broad geographic reach and international presence adds significant scale and breadth to WellCare’s current footprint. The combined enterprise will become a national leader in the government business, providing healthcare coverage to approximately 22 million members in the U.S. across all 50 states.

By adopting the best practices, tools and talent from the two organizations, we will be able to deliver improved and expanded solutions to our government partners, providers and, most importantly, to our members.

Who is Centene Corporation?

Centene was founded in 1984 and is headquartered in St. Louis. It is a Fortune 100 healthcare company with 47,000 employees serving approximately 14 million members across their diverse portfolio of businesses. Centene is predominantly a government program company serving Medicaid, Medicare, correctional facilities, U.S. Department of Defense (known as TRICARE) and Health Insurance Exchange (HIX) or “Marketplace” business through the Affordable Care Act. In addition, Centene services commercial customers (employers), two international markets and specialty companies that provide dental, vision, pharmacy and behavioral health solutions.

Centene represents more than three decades of experience operating government-sponsored programs, and remains as dedicated as ever to the health and unique needs of the communities it serves. Much like WellCare, the company has grown significantly during the past four years and represents a total revenue of $60 billion in 2018.

Why is Centene acquiring WellCare?

The acquisition of WellCare enables the combined company to be a national leader in government managed care across a broad spectrum of products including Medicaid, Medicare, PDP, HIX, TRICARE and Correctional. Centene and WellCare have complementary geographic footprints and products that will enable the combined company to provide access to more comprehensive and differentiated solutions across more markets with a continued focus on affordable, high-quality, culturally-sensitive healthcare services. The combined enterprise will provide healthcare coverage to approximately 22 million members in the U.S. across all 50 states. With our united strength, we will be better positioned for long-term opportunities as well as organic expansion into emerging state programs.

Centene and WellCare also share strong commitments to the communities in which their associates and members live and work. The combined company will have increased opportunities to address social determinants of health such as food insecurity, housing instability/homelessness, unemployment, lack of access to transportation and other non-medical barriers to health.

Both WellCare and Centene strongly believe that operating at a local level better informs and assists members in accessing high quality healthcare services and better supports government partners and providers.

Additionally, the Centene team values what we have been able to accomplish, and we are confident that we can bring together our expertise across the combined organization, particularly our strength in Medicare Advantage and PDP. Centene, having recognized this, will continue supporting substantial operations in WellCare’s home state of Florida.

When do you expect the transaction to close?

Work will begin right away to secure the necessary government approvals, which could take up to a year or longer. During that time, integration plans will be established. The agreement is expected to close by the first half of 2020, pending regulatory approvals and other closing conditions.

This announcement is the first step in the process of combining WellCare and Centene. The transaction is subject to certain regulatory approvals, including a shareholder vote from both companies.

There will be many more details to come in the coming months as we get closer to an expected close. We are committed to being as transparent as possible throughout this process and will update you as we have new information to share.

How will this announcement change WellCare’s daily business? What should employees be doing now?

For now, we will continue operating as usual.

Until this transaction is closed, WellCare and Centene will continue to function as independent companies and will operate our businesses as usual. It is critical that we all stay focused on our day-to-day responsibilities and serving our members.

After completion of the transaction, there is a good chance we will undergo a company name change, but I expect that we will continue operating under local-market sub brands.

What is the benefit to WellCare associates becoming part of the Centene team?

As part of a larger company, WellCare associates will have more opportunities going forward. One of the main reasons Centene is combining with us is because of our associates. Centene also shares our same values and local approach philosophy, striving to provide accessible, high quality healthcare coverage to the communities they serve. Both companies are dedicated to serving some of the world’s most complex populations and helping members live better, healthier lives.

The combined company will bring together the best talent, processes and assets from each company to create a true market leader. As part of a larger, growth-oriented company, WellCare associates will have more opportunities to increase skills and grow their careers. The national scale and diversified product offering across the combined company will provide significant opportunities to associates.

How will WellCare integrate into Centene?

Centene plans to integrate the two companies using a thoughtful, phased approach. Our goal is to maintain a high level of business continuity and service delivery to our members throughout the integration process. Centene plans to utilize the best people, processes, systems and ideas from each company in order to enhance our growing business and ensure that our members receive the best possible service and access to care. Decisions regarding systems and best practices will be determined during the integration process.

Who will run the integration process?

Representatives from both companies will participate in the integration efforts.

Will the WellCare mission change after the acquisition?

While there will be changes as WellCare integrates into Centene, both companies are joined in a common mission of partnering with providers and governments to improve the quality and cost of health care for the people we serve and to caring for the communities in which we operate. This is a single and essential foundation for all of us as we move forward.

Will our name and brand change after the transaction is final?

There is a good chance we will undergo a company name change, but we expect that we will continue operating under local-market sub brands.

What will happen to WellCare’s corporate office in Tampa? What about offices in other locations? Where will the headquarters be located?

The combined company will be headquartered in St. Louis, the location of Centene’s headquarters, and will continue to support substantial operations in our home state of Florida.

Centene will evaluate the continued use of WellCare facilities.

What systems will we use after we are part of Centene?

Decisions regarding systems used after the close of the acquisition will be determined and evaluated as part of the integration planning efforts.

What happens with our compensation and benefits when we become Centene associates?

We don’t expect any significant changes over the course of the next year. As part of the integration planning process, any additional compensation decisions will be communicated when further details are available.

Will my years of service with WellCare transfer to Centene?

Yes. We expect that your years of service at WellCare or any other predecessor company will transfer to Centene.

Will there be job eliminations as a result of the acquisition?

Centene’s commitment to its employees is similar to WellCare’s commitment to associates and both understand that changes like this acquisition can create uncertainty.

We believe there will be significant opportunities for personal and professional growth for WellCare associates as part of this larger organization, but of course, there will also likely be some change. It is important to note that Centene will continue to support substantial operations in our home state of Florida.

For WellCare associates in local markets, which overlap with Centene markets, we will need to complete the regulatory review process before we can know the effect of this combination on our membership and resource needs. It is reasonable for associates in markets with little or no overlap with Centene’s Medicare or Medicaid business to expect little or no impact on our staffing needs.

To the extent that there is overlap in central functions, the integration team will be looking to take the best of both companies.

When should WellCare associates anticipate information about decisions regarding employment status?

Both Centene and WellCare are committed to doing what is in the best interest of our associates, members and government customers. We will be as transparent as possible and provide periodic updates as we progress towards the closing of the transaction.

Will reporting relationships change? Will my job role change?

There are no plans for any widespread reporting changes in WellCare between now and the close.    Reporting relationship changes that may take place after close will be part of the integration planning which will occur over the upcoming months.

Any changes will be communicated in advance and we are committed to keeping you informed of these changes and if or how they may affect you.

Who will run the combined company?

The CEO of Centene will continue to run the combined company. WellCare CEO, Ken Burdick is expected to have an executive role along with others from the WellCare Executive Leadership Team.

Can we engage with our Centene counterparts now?

No. As we will continue to operate as two separate companies between now and the closing of the transaction, and there are legal restrictions on communications during the transaction, you should not engage with Centene unless you are a member of the team working on the integration planning. By law, we are not permitted to share prices, benefits, provider contracts or any other information with Centene that we would not share with other competitors.

The integration team will inform you when it is appropriate for you to begin engaging with your Centene counterparts.

Can we discuss the transaction on social media?

No. The Securities and Exchange Commission has strict rules about employees communicating about a potential merger. You should not discuss or respond to discussions on social media regarding the transaction in any manner.

How will we get more information about the progress of the transaction?

Information will be provided through periodic updates and via Associate Connect. You can also find additional information about the transaction at https://Centene-WellCare.com, the dedicated transaction website. At minimum, we will communicate monthly updates from now until the transaction is completed.

What do I do if approached by a member of the media?

All news media inquiries and requests whether verbal, written or made via online, must be immediately directed to Kimbrel Arculeo at Kimbrel.Arculeo@WellCare.com.

Who do we go to with questions?

Please direct any additional questions to your manager or HR Partner.

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WELLCARE MEDICAID MEMBER FAQS (for member teams)

Why is WellCare combining with Centene?

WellCare is always interested in opportunities to grow and strengthen our business and provide even better services to our members.

The combination of WellCare and Centene creates a company that will better meet your needs by improving our ability to deliver fully integrated, high-quality, cost-effective services focused on results for you, which, in turn, helps us understand how to better meet your health care needs.

Who is Centene?

Centene is a successful and fast-growing managed care company focusing on families and children, seniors and those with disabilities and other complex medical needs. Centene shares WellCare’s commitment to providing high-quality care and customer service. They currently serve approximately 14 million members who receive their health insurance coverage through Medicaid, Medicare, correctional facilities, U.S. Department of Defense (known as TRICARE) and Health Insurance Exchange (HIX).

Is this change effective immediately?

No, we anticipate the transaction to be completed by the first half of 2020.

Until that happens, WellCare and Centene will continue to operate as two separate companies.

How will this transaction impact me?

We are committed to improving your health and well-being. Combining with Centene will allow us to deliver fully integrated care options focused on results for you, which, in turn, helps us understand how to better meet your healthcare needs.

For Medicaid, as you know, your core/required benefits are regulated by the federal and state government, and we will continue to follow those guidelines.

Any changes will be communicated in advance and we are committed to keeping you informed of these changes and if or how they may affect you.

Will I have more or less provider (hospital/doctor/pharmacy) and product options as a result of this transaction?

Provider networks change from time to time as providers are added or choose not to participate. We are committed to maintaining a strong network and keeping your doctors and pharmacy in-network. Please check WellCare’s current directories and online look-up tools or call member services before you schedule any appointments to confirm that your provider is still in-network.

Will I get a new ID card?

No, this will not impact your ID or any other materials and you should continue to use them.

Will the WellCare Health Plan brand change?

After completion of the transaction, there is a good chance we will undergo a company name change, but I expect that we will continue operating under local-market company names.

Until we have received the appropriate approvals, and close of the transaction, we will continue to operate as two separate companies.

After WellCare is combined with Centene, we will work together to ensure a seamless transition for you and all of our members.

What if I am not happy about this change and want to switch to another health plan?

Your rights to dis-enroll have not changed. Please refer to your member handbook for more information.

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WELLCARE MEDICARE MEMBER FAQS (for member teams)

Why is WellCare combining with Centene?

WellCare is always interested in opportunities to grow and strengthen our business and provide even better services for our members.

The combination of WellCare and Centene creates a company that will better meet your needs by enhancing our ability to deliver fully integrated, high-quality, cost-effective services focused on results for you, which, in turn, helps us understand how to better meet your health care needs.

Who is Centene?

Centene is a successful and fast-growing managed care company focusing on families and children, seniors and those with disabilities and other complex medical needs. Centene shares WellCare’s commitment to providing high-quality care and customer service. They currently serve approximately 14 million members who receive their health insurance coverage through Medicaid, Medicare, correctional facilities, U.S. Department of Defense (known as TRICARE) and Health Insurance Exchange (HIX).

Is this change effective immediately?

No, we anticipate the transaction to be completed by the first half of 2020.

Until that happens, WellCare and Centene will continue to operate as two separate companies.

How will this transaction impact me?

Combining with Centene will allow us to deliver fully integrated care options focused on results for you, which, in turn, helps us understand how to better meet your healthcare needs.

We are committed to improving your health and well-being. Your coverage, benefits and ID number will not change. For Medicare, the 2019 plan benefits remain the same.

Any changes will be communicated in advance and we are committed to keeping you informed of these changes and if or how they may affect you.

Will I have more or less provider (hospital/doctor/pharmacy) and product options as a result of this transaction?

Provider networks change from time to time as providers are added or choose not to participate. We are committed to maintaining a strong network and keeping your doctors and pharmacy in-network. Please check WellCare’s current directories and online look-up tools or call member services before you schedule any appointments to confirm that your provider is still in-network.

Will I get a new ID card?

No, this will not impact your ID or any other materials and you should continue to use them.

Will the WellCare Health Plan brand change?

After completion of the transaction, there is a good chance we will undergo a company name change, but I expect that we will continue operating under local-market company names. Until we have received the appropriate approvals, and close of the transaction, WellCare and Centene will continue to operate as two separate companies. After WellCare is combined with Centene, we will work together to ensure a seamless for you and our members.

What if I am not happy about this change and want to switch to another Medicare plan?

Your benefits for 2019 will not change. Should you be eligible, you may follow the normal process for disenrollment.

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MERIDIAN MARKETPLACE (EXCHANGE) MEMBER FAQS (for member teams)

Why is WellCare combining with Centene?

WellCare is always interested in opportunities to grow and strengthen our business and provide enhanced services for our members.

The combination of WellCare and Centene creates a company that will better meet your needs by enhancing our ability to deliver fully integrated, high-quality, cost-effective services focused on results for you, which, in turn, helps us understand how to better meet your health care needs.

Who is Centene?

Centene is a successful and fast-growing managed care company focusing on families and children, seniors and those with disabilities and other complex medical needs. Centene shares WellCare’s commitment to providing high-quality care and customer service. They currently serve approximately 14 million members who receive their health insurance coverage through Medicaid, Medicare, correctional facilities, U.S. Department of Defense (known as TRICARE) and Health Insurance Exchange (HIX).

How does this transaction impact me?

You do not need to take any action and there will be no disruption to your current benefit period coverage.

Will I have to change my doctors or pharmacist because of this transaction?

Provider networks change from time to time as providers are added or choose not to participate. We are committed to maintaining a strong network and keeping your doctors and pharmacy in network.

Please check Meridian’s current directories and online look-up tools or call member services before you schedule any appointments to confirm that your provider is still in-network.

Will my transition to Centene be automatic or will I have to sign up?

After completion of the transaction, Meridian/WellCare will be part of Centene. You will receive a letter from Centene with more information once the transaction is completed.

Will my benefits change?

Your required benefits will remain the same.

Will I get a new ID card?

No, this acquisition will not impact your ID or any other materials and you should continue to use them.

When will this change take place?

We anticipate the sale to be complete by the first half of 2020. You will receive a letter from Centene with more information once the transaction is completed.

What if I am not happy about this change and want to switch to another Marketplace health plan?

Your 2019 benefits won’t change. You may switch plans during the Open Enrollment Period between November 1, 2019 and December 15, 2019 for a January 1st, 2020 effective date.

You may qualify for a Special Enrollment Period if you have a qualifying life event such as getting married or having a baby. You can visit healthcare.gov for more information.

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WELLCARE PDP MEMBER FAQS (for member teams)

Why is WellCare combining with Centene?

WellCare is always interested in opportunities to grow and strengthen our business and provide even better services for our members.

The combination of WellCare and Centene creates a company that will better meet your needs by enhancing our ability to deliver fully integrated, high-quality, cost-effective services focused on results for you, which, in turn, helps us understand how to better meet your health care needs.

Who is Centene?

Centene is a successful and fast-growing managed care company focusing on families and children, seniors and those with disabilities and other complex medical needs. Centene shares WellCare’s commitment to providing high-quality care and customer service. They currently serve approximately 14 million members who receive their health insurance coverage through Medicaid, Medicare, correctional facilities, U.S. Department of Defense (known as TRICARE) and Health Insurance Exchange (HIX).

Is this change effective immediately?

No, we anticipate the transaction to be completed by the first half of 2020.

Until that happens, we will continue to operate as two separate companies.

How will this transaction impact me?

Combining with Centene will allow us to deliver fully integrated care options focused on results for you, which, in turn, helps us understand how to better meet your healthcare needs.

We are committed to improving your health and well-being. Your coverage, benefits and ID number will not change. Your 2019 Prescription Drug Plan benefits remain the same.

Any changes will be communicated in advance and we are committed to keeping you informed of these changes and if or how they may affect you.

Will I get a new ID card?

No, this acquisition will not impact your ID or any other materials and you should continue to use them.

Will the WellCare Health Plan brand change?

After completion of the transaction, there is a good chance we will undergo a company name change, but I expect that we will continue operating under local-market company names.

Until we have received the appropriate approvals, and close of the transaction, we will continue to operate as two separate companies. After WellCare is combined with Centene, we will work together to ensure a seamless for you and our members.

What if I am not happy about this change and want to switch to another PDP plan?

Your 2019 Prescription Drug Plan benefits will not change. The 2020 Medicare Annual Enrollment Period, at which time you can select a Prescription Drug Plan, runs from October 15th, 2019 – December 7th, 2019 for a January 1st, 2020 effective date.

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WELLCARE AGENT/BROKER TALKING POINTS/FAQS

AGENT/BROKER TALKING POINTS

•	Today, we announced that WellCare has agreed to combine with Centene.

•

The transaction will create a diversified, nationwide competitor with enhanced scale and resources to provide fully integrated, high quality, cost-effective services to our valued members, with a focus on driving outcomes as well as expanded provider networks, thus creating more choices for members. As a result, we expect to deliver significant long-term benefits neither company could have realized on its own.

•	While I am sure you have many questions about the announcement, I want to assure you that, for now, the policies and processes established for sales distribution will not change.

•	Until the transaction closes, which we expect to be in the first half of 2020, we will continue to operate as two separate companies.

•	As the process progresses, we will keep you informed of any changes you should be aware of.

•	Again, thank you for your partnership. We look forward to continuing to work together in the future.

AGENT/BROKER FAQs

What does this transaction mean for WellCare Sales Agents like me?

The transaction will create a diversified, nationwide competitor with enhanced scale and resources to provide fully integrated, high quality, cost-effective services.

As a result, we will be able to provide benefits to all of our stakeholders, including our agents, providers and members.

Centene shares our commitment to our government partners, providers and members, focus on cost-efficiency and quality, and singular dedication to the government programs market.

Together, we will work diligently to ensure that our plans continue to meet the needs of your clients.

How does this transaction impact my clients? Am I encouraged to speak with my clients about this change?

For our Medicare Advantage members, nothing changes in 2019 and 2020 – there will be two separate plans on the market.

At this time, there is no reason to proactively contact members about this change. Members are encouraged to call member services any time they have questions regarding our plans and any questions they may have during the 2020 Annual Enrollment Period.

Will the transaction have any impact on my client’s plan benefits?

For 2019 and 2020, the transaction will not impact plan benefits changes, though benefit changes, if any, for 2020 are still being determined in WellCare’s ordinary course of business. However, any changes in the future will be communicated in advance and we are committed to keeping your clients informed of these changes and if or how they may affect them.

Will my client need to change doctors or pharmacists because of this transaction?

Provider and pharmacy networks will continue per the normal course of business at this time.

As usual, we recommend that you encourage your clients to check our directories and online look-up tools or call member services before they schedule any appointments to confirm that their provider is still in-network.

Any changes will be communicated in advance and we are committed to keeping your clients informed of these changes and if or how they may affect them.

How will my commissions from WellCare be impacted?

There is currently no plan to change the way we pay commissions at this time.

Any changes will be communicated at the appropriate time.

What if I am already contracted with Centene?

As of now, there will be no change in your contracts. Your new business and commission related questions will go to the appropriate company. lf there is overlap in contracts, they will be looked at on an individual basis at a future time.

Will I be allowed to sell both WellCare and Centene products?

Yes, however you must be appointed and certified for both WellCare and Centene products.

Once the transaction is finalized we will provide onboarding instructions.

Will any WellCare or Centene products be eliminated due to overlap following the transaction close?

As we move through this process, there will inevitably be some change and further disclosure.

While we can’t answer everything right now, we are committed to being as transparent as possible and providing updates as we can.

Will any WellCare contracts with agents be impacted following the transaction close?

As we move through this process, there will inevitably be some change and further disclosure.

While we can’t answer everything right now, we are committed to being as transparent as possible and providing updates as we can.

Will WellCare and Centene provider networks overlap?

There will likely be some overlap of provider networks because they were established and filed under their respective individual contracts.

We believe that this combination will generate expanded provider networks that will only benefit our members.

When will both companies start to integrate provider networks, claims systems and customer service?

At the present time, all provider networks, claims systems and customer service will remain separate.

Any integration and changes will be communicated well in advance and we are committed to keeping everyone informed of these changes.

Who will manage agent support services?

At the present time, the WellCare support team will continue to support the WellCare business, and the Centene team will continue to support the Centene business.

Any changes will be communicated in advance and we are committed to keeping you informed of these changes and if or how they may affect you.

Will I need to certify for WellCare and Centene separately?

Yes. In order to market/sell either product, you are required to be certified with that company. However, that cannot happen until the transaction has closed.

What agent portal will we use?

Until the transaction closes, portals will not change.

Any changes will be communicated well in advance and we are committed to keeping everyone informed of these changes.

Will my office and field contacts change?

Your business contacts will remain the same for the time being.

Any changes will be communicated in advance and we are committed to keeping you informed of these changes and if or how they may affect you.

Will my field support contacts be able to answer questions for both Centene and WellCare product lines?

You should continue to work with your existing contact until the transaction closes.

Any changes will be communicated in advance and we are committed to keeping you informed of these changes and if or how they may affect you.

Will the WellCare Health Plan brand change?

After completion of the transaction, there is a good chance we will undergo a company name change, but I expect that we will continue operating under local-market sub brands.

Until the approval and close of the transaction, we will continue to operate as separate companies.

Following the closing, we will work together diligently to ensure our organizations are integrated seamlessly and ensure that this transition is seamless for you.

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Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about our future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene Corporation’s (“Centene”) proposed acquisition of WellCare Health Plans, Inc. (“WellCare”) (the “Centene Transaction”), investments and the adequacy of our available cash resources.

These forward-looking statements reflect our current views with respect to future events and are based on numerous assumptions and assessments made by us in light of our experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors we believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, we undertake no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the Centene Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and our resources or otherwise have an adverse effect on WellCare; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the Centene Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the Centene Transaction will not be satisfied or completed on a timely basis and accordingly the Centene Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the Centene Transaction; (vi) the possibility that the expected synergies and value creation from the Centene Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and our resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the Centene Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Centene Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the Centene Transaction may affect the timing or occurrence of the Centene Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of WellCare’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the Centene Transaction; (xii) the possibility that competing offers will be made to acquire Centene; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the Centene Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the Centene Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) WellCare’s progress on top priorities such as integrating care management, advocating for our members, building advanced relationships with providers and government partners, ensuring a competitive cost position, and delivering prudent, profitable growth, (ii) WellCare’s ability to effectively identify, estimate and manage growth, (iii) the ability to achieve accretion to WellCare’s earnings, revenues or other benefits expected, (iv) disruption to business relationships, operating results, and business generally of WellCare, (v) potential reductions in Medicaid and Medicare revenue, (vi) WellCare’s ability to estimate and manage medical benefits expense effectively, including through its vendors, (vii) WellCare’s ability to negotiate actuarially sound rates, especially in new programs with limited experience, (viii) WellCare’s ability to improve healthcare quality and access, (ix) the appropriation and payment by state governments of Medicaid premiums receivable, (x) the outcome of any protests and litigation related to Medicaid awards, (xi) the approval of Medicaid contracts by the Centers for Medicare & Medicaid Services, (xii) any changes to the programs or contracts, (xiii) WellCare’s ability to address operational challenges related to new business and (xiv) WellCare’s ability to meet the requirements of readiness reviews.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect our business operations, financial condition and results of operations, in our filings with the Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, we cannot give assurances with respect to our future performance, including without limitation our ability to maintain adequate premium levels or our ability to control our future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the Centene Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the Centene Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the Centene Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the Centene Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE CENTENE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the Centene Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 9, 2018, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the Centene Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.